Exhibit 1
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[E-Cruiter.com Logo]

FOR IMMEDIATE RELEASE

   E-CRUITER.COM TO ACQUIRE U.S. HUMAN RESOURCES FIRM ALLEN AND ASSOCIATES INC

     ACQUISITION TO FUEL U.S. EXPANSION AND INCREASE SUITE OF HUMAN CAPITAL
                          MANAGEMENT SERVICE OFFERINGS

OTTAWA, CANADA - APRIL 4, 2001- E-CRUITER.COM INC. (NASDAQ - ECRU) - a leading provider of human capital management solutions - today announced that it has acquired Paula Allen Holdings Inc., doing business as Allen And Associates Inc., one of the largest full service outplacement/marketing firms delivering career transitioning and recruitment services in the United States.

The all-stock transaction, has been approved by the boards of both companies, and subject to shareholder and regulatory approval, is expected to close shortly. Allen And Associates is a private, profitable company with offices in Orlando, Fort Lauderdale, Tampa, Houston, Dallas, Atlanta, Phoenix, Chicago, Denver, Minneapolis, and Cleveland. The company will operate as a wholly owned subsidiary of E-Cruiter.com. In the transaction, the shareholders of Allen And Associates will receive E-Cruiter.com shares representing approximately 40% of the outstanding shares.

"The acquisition of Allen And Associates catapults E-Cruiter.com into the U.S. market, and is a pivotal step in our path to profitability," said GERRY STANTON, PRESIDENT AND CHIEF EXECUTIVE OFFICER, E-CRUITER.COM. "This agreement extends E-Cruiter.com's service offering to include comprehensive human capital management solutions, maximizing efficiency from recruitment through to assessment, deployment and development."

Allen And Associates, headquartered in Orlando, Florida is focused on career transition and recruiting within the information technology, engineering, finance, and marketing areas. Its on-line candidate recruitment and placement technology enables employers to search for human capital requirements in real-time, reducing time-to- hire.

Allen And Associates management consulting practice focuses on emerging technologies and extending human capital management strategy. Taking advantage of the Internet and technology, the service integrates platforms, systems and software, including human resource management systems delivering innovative business processes that encourage corporate growth.

"The powerful combination of E-Cruiter.com and Allen And Associates will allow us to bring even more value-added human resources service offerings to market, and will help us meet the rapidly increasing demand for comprehensive human capital management services," said GERRY STANTON, PRESIDENT AND CHIEF EXECUTIVE


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OFFICER, E-CRUITER.COM. "This acquisition is in line with our strategy and enables E-Cruiter.com to accelerate our growth plan and market share."

ABOUT E-CRUITER.COM INC.
E-Cruiter.com Inc. (NASDAQ: ECRU) is a leading provider of customer focused Web-powered hiring management systems and human resources services. The company offers enterprises a comprehensive suite of solutions that streamline and increase the efficiency of human capital management processes from recruitment through to talent assessment, deployment and development. The company's expertise has motivated Bell Canada, the Toronto Stock Exchange, SAS Institute (Canada) Inc., Watson Wyatt Worldwide, Sony Music Canada and numerous high-growth start-ups to select E-Cruiter. For more information visit http://www.ecruiter.com or call toll free 1-877-ECRUITER (327-8483).

ABOUT ALLEN AND ASSOCIATES INC.
Allen And Associates, headquartered in Orlando, Florida, is one of the largest, full-service outplacement/marketing firm in the nation, providing professional assistance to thousands of people who enter the job market each year. The company's professional staff consists of men and women from both the private and public sectors of business and industry. They possess years of successful experience in recruiting, training, management development, psychological testing, career development, advertising and communications.

With branch offices currently located in major cities throughout the U.S., Allen And Associates serves more than 10,000 private clients annually. For more information visit http://www.ecruiter.com or call toll free 1-800-660-8188.

Except for the factual information contained in this press release, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 certain of the matters regarding product and services and market dynamics herein may constitute forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those set forth in the forward-looking statements. Factors that might cause such a difference include changes in technology and industry standards, increased competition and market acceptance of the Company's products and services and those of its competitors.

Media Contacts:

Sarah Spence                                Maggie O'Lett
E-Cruiter.com                               High Road Communications
Tel: 416-222-6344 ext. 568                  A Fleishman-Hillard Company
E-mail: sarah.spence@ecruiter.com           Tel: 613-236-0909 x.314
        -------------------------           E-mail: molett@highroad.com
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Investor Relations Contacts:

Tammie Brown                        Craig Armitage
E-Cruiter.com                       Fleishman-Hillard
Tel: 613-236-2263 ext. 263          Tel: 416-214-0701 ext. 322
E-mail: tammie.brown@ecruiter.com   E-mail: armitagc@fleishman.com
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